Filed by Movano Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Movano Inc.
Commission File No.: 001-40254
Date: March 3, 2026

Corvex Among the First Companies to Achieve Verified Production Deployment of Confidential Computing for AI on NVIDIA HGX™ B200 Systems

Encrypted NVIDIA NVSwitch and NVIDIA NVLink fabric protect data in use at runtime, with CPU and GPU remote attestation

Near native performance enables secure AI without compromising production scale

ARLINGTON, Va., March 3, 2026 /PRNewswire/ -- Corvex, Inc., an AI cloud computing company specializing in GPU-accelerated infrastructure for AI workloads, today announced it has completed and verified the production deployment of confidential computing on NVIDIA HGX B200 systems.

The deployment validates encrypted GPU-to-GPU communication across NVIDIA NVSwitch and NVIDIA NVLink fabrics utilizing Intel Trust Domain Extensions and NVIDIA Confidential Computing to provide end-to-end AI security inclusive of CPU and GPU remote attestation using Intel® Trust Authority (ITA). Together, these capabilities establish confidential computing as an operational, production-ready infrastructure primitive for AI workloads on the NVIDIA HGX B200 system.

As AI systems move from experimentation to mission-critical production infrastructure, customers increasingly require runtime assurances for workloads where sensitive data and models must be decrypted in memory to execute. Confidential computing addresses “data in use” risk by combining hardware enforced isolation with cryptographic attestation that provides verifiable evidence of platform integrity while workloads are running.

Remote attestation delivers cryptographic proof that the underlying hardware, firmware, drivers, and system configuration remain in a known and uncompromised state at runtime. This verification is foundational for highly regulated industries and protecting valuable IP in AI workloads like model weights, enabling continuous compliance, defensible auditability, and deployment models where trust must be proven rather than assumed.

“In production AI, security is only trustworthy if it can be independently verified,” said Seth Demsey, co-CEO at Corvex. “Confidential computing makes trust at runtime measurable, using hardware-enforced isolation and cryptographic attestation across CPUs, GPUs, and interconnects, so customers can prove that sensitive models and data are protected while in use. With the NVIDIA HGX B200 system, that verification comes with near-native performance, removing the historical trade-off between security and speed.”

With confidential computing verified in production, Corvex enables secure deployment of enterprise, regulated, and sovereign AI workloads by protecting proprietary models and sensitive data while they are actively in use. This capability supports secure multi-tenant AI and environments where verifiable security, compliance, and operational trust are required at runtime.

About Corvex

Corvex is an AI cloud computing company specializing in GPU-accelerated infrastructure for AI workloads. Corvex’s platform allows organizations to leverage the advantage of AI by providing secure, scalable, and cost-efficient computational resources. Corvex’s infrastructure leverages advanced GPU-accelerated compute clusters, high-throughput storage systems and layered architecture to provide enhanced security, consistent performance, and efficiency at scale. As previously announced on November 10, 2025, Corvex announced a definitive agreement (the “Merger Agreement”) with Movano Inc. (Nasdaq: MOVE) (“Movano”) to combine the companies in an all-stock transaction (the “Merger”).

Cautionary Statements Regarding Forward-Looking Statements

This press release contains forward-looking statements. All statements contained in this press release other than statements of historical facts, including statements regarding our future results of operations and financial position, projected growth, product capabilities and customer deployment, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those contained in any forward-looking statements we may make. Nothing in this press release should be regarded as a representation by any person that these results will be achieved, and we undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Media Contact

Chris Donahoe, Stillpoint

corvex.media@stillpointglobaladvisors.com

No Offer or Solicitation

This press release and the information contained herein is not intended to and does not constitute a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transactions, including the Merger, between Movano and Corvex (the “Proposed Transactions”) or an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the Proposed Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law, or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information and Where to Find It

This press release relates to the Proposed Transactions involving Movano and Corvex and may be deemed to be solicitation material in respect of the Proposed Transactions. In connection with the Proposed Transactions, Movano and Corvex have filed relevant materials with the SEC, including a registration statement on Form S-4 (File No. 333-292321) (the “Form S-4”) that contains a proxy statement (the “Proxy Statement”) and prospectus. This press release is not a substitute for the Form S-4, the Proxy Statement or for any other document that Movano has filed or may file with the SEC and/or send to Movano’s stockholders in connection with the Proposed Transactions. MOVANO URGES, BEFORE MAKING ANY VOTING DECISION, INVESTORS AND STOCKHOLDERS TO READ THE FORM S-4, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MOVANO, CORVEX, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by Movano with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Movano’s Internet website address is www.movanohealth.com. Movano’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through the investor relations page of its Internet website as soon as reasonably practicable after it electronically files such material with, or furnish it to, the SEC. Movano’s Internet website and the information contained therein or connected thereto are not intended to be incorporated into this report.

Participants in the Solicitation

Movano, Corvex, and their respective directors and certain of their executive officers and other members of management may be deemed to be participants in the solicitation of proxies from Movano’s stockholders in connection with the Proposed Transactions under the rules of the SEC. Information about Movano’s directors and executive officers, including a description of their interests in Movano, is included in Movano’s most recent Annual Report on Form 10-K for the year ended December 31, 2024. Additional information regarding the persons who may be deemed participants in the proxy solicitations, including the directors and executive officers of Corvex, and a description of their direct and indirect interests, by security holdings or otherwise, are also included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

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